Exhibit 99.2

List of 144A/Reg S Notes

•	US$ 500,000,000 3.750% Notes due 2029

•	US$ 1,000,000,000 2.375% Notes due 2031

•	US$ 850,000,000 1.875% Notes due 2026

•	US$ 650,000,000 3.000% Notes due 2031